                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January 2004
                 ------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A   Form 40-F
                -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes         No   A
          -----      -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-      .)
                                                       ------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 January 2004                  FLETCHER CHALLENGE FORESTS LIMITED
                                      ----------------------------------

                                      /s/ P M GILLARD

                                      P M GILLARD
                                      SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)

                              (NEWS RELEASE LOGO)

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



        FLETCHER CHALLENGE FORESTS CALLS SPECIAL MEETING ON FORESTS SALE


Auckland, 22 January 2003 - Fletcher Challenge Forests Limited will hold a special meeting of shareholders on Friday, 20 February, to consider a proposal to sell its forest assets to a consortium led by the Kiwi Forest Group and to return capital to its shareholders.

The company issued its notice of the special meeting today, with a mailing to shareholders that included resolutions to be considered, an explanatory memorandum that includes an assessment of the impact of the proposals on the continuing business of the company, and an independent appraisal of the proposed transactions by Grant Samuel & Associates.

The independent directors of the Company recommend the transaction to shareholders. The independent appraisal by Grant Samuel & Associates concludes that the transaction is in the best interests of Fletcher Challenge Forests' shareholders.

The document is available on the Company's website: www.fcf.co.nz.




ENDS

TO:        BUSINESS EDITOR                   From:                Paul Gillard
                                             Company Secretary & General Counsel
Fax/Email: AUTO                              FLETCHER CHALLENGE FORESTS LTD

                                             Telephone:           64-9-571 9846
                                             Fax:                 64-9-571 9872

Please note: If you do not receive 1 page including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.